Exhibit 12.1

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before provision for income taxes	$365,858	$393,231	$301,004	$276,919	$240,361	$159,492

Fixed charges	13,832	18,660	18,918	18,861	20,303	19,903

Total earnings	$379,690	$411,891	$319,922	$295,780	$260,664	$179,395

Fixed Charges:
Interest expense	$8,279	$11,244	$11,311	$11,408	$12,728	$12,694
Portion of rentals representative of interest factor	5,553	7,416	7,607	7,453	7,575	7,209

Total fixed charges	$13,832	$18,660	$18,918	$18,861	$20,303	$19,903

Ratio of earnings to fixed charges	27.45	22.07	16.91	15.68	12.84	9.01